UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

24 July 2007
Number 23/07

 BHP BILLITON PRODUCTION REPORT
FOR THE YEAR ENDED 30 JUNE 2007

BHP Billiton today released its production report for the year ended 30 June 2007. Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

  Annual production records achieved for natural gas, alumina, aluminium, copper, nickel, iron ore, manganese ore, and metallurgical coal; all underpinned by strong demand.

  Increased annual production achieved for energy coal, diamonds and manganese alloy.

  Petroleum production in line with prior year despite no new major project start-ups.

  Record annual production achieved at North West Shelf, Worsley, Western Australia Iron Ore, GEMCO, Queensland Coal, Hunter Valley Coal and Illawarra Coal Bed Methane (all Australia), Mad Dog (USA), Zamzama (Pakistan), Alumar (Brazil), Paranam (Suriname), Hillside, Bayside and Samancor (all South Africa), Mozal (Mozambique), Escondida (Chile) and Cerrejon Coal (Colombia)

  Quarterly production records achieved for the Alumar, Yabulu (Australia), Queensland Coal, Cerrejon Coal, New Mexico Coal (USA) and Illawarra Coal Bed Methane operations and for natural gas from Bass Strait (Australia).

  Third party infrastructure constraints on the east coast of Australia will continue to adversely impact our coal operations in the near term.

	JUNE	JUNE	JUNE YTD 07	JUN Q07	JUN Q07
	2007	2007	vs	vs	vs
PETROLEUM	YTD	QTR	JUNE YTD 06	JUN Q06	MAR Q07
Crude Oil, Condensate and Natural Gas Liquids ('000 bbl) (a)	56,723	14,461	0%	-1%	9%
Natural Gas (bcf) (a)	355.69	95.23	1%	-2%	10%
Total Petroleum Products (million boe) (a)	116.00	30.47	0%	-1%	10%

Total Petroleum Production - Total production was in line with the year ended June 2006 and higher than the March 2007 quarter. Natural field decline has been offset by improved facility performance and successful development drilling. There were no major project start-ups in the period. Higher seasonal gas demand in Australia also supported the improved result.

Crude Oil, Condensate and Natural Gas Liquids - Production was higher than the March 2007 quarter due to improved operational uptime and successful development drilling which offset natural field decline. Stronger seasonal gas demand also increased condensate production.

Natural Gas - Record quarterly performance from Bass Strait led to a 10 per cent increase versus the March 2007 quarter production.

	JUNE	JUNE	JUNE YTD 07	JUN Q07	JUN Q07
	2007	2007	vs	vs	vs
ALUMINIUM	YTD	QTR	JUNE YTD 06	JUN Q06	MAR Q07
Alumina ('000 tonnes)	4,460	1,144	7%	7%	5%
Aluminium ('000 tonnes) (b)	1,340	334	2%	0%	1%

Alumina - Production and sales for the year ended June 2007 were all time records. Record annual output was achieved at all operations due to the continuing ramp up of the Worsley expansion and strong performance at Paranam and Alumar. Worsley exceeded its expanded nameplate capacity in the June 2007 quarter.

Aluminium - A sixth consecutive annual production record was achieved. Successful implementation of ongoing efficiency initiatives resulted in record or near record performance at all operations.

	JUNE	JUNE	JUNE YTD 07	JUN Q07	JUN Q07
	2007	2007	vs	vs	vs
BASE METALS	YTD	QTR	JUNE YTD 06	JUN Q06	MAR Q07
Copper ('000 tonnes) (c)	1,250.1	342.1	7%	17%	-4%
Silver ('000 ounces) (c)	36,565	11,625	-20%	23%	5%
Lead (tonnes)	210,814	62,409	-21%	12%	-1%
Zinc (tonnes)	118,695	39,148	9%	42%	9%
Uranium Oxide Concentrate (Uranium) (tonnes)	3,486	988	-11%	14%	12%

Copper - An annual production record was set with the continued ramp up of the Escondida Sulphide Leach Project and Spence (both Chile). This was accomplished despite the impact of the industrial action at Escondida in August 2006. In aggregate, these two projects contributed 134,950 tonnes during the year. Partially offsetting this was lower output from Olympic Dam due to maintenance activities and reduced ore hoisting and grades.

June 2007 quarterly production was higher than the June 2006 quarter reflecting the continued ramp up of the recently expanded capacity.

As of 30 June 2006 the company had 274,280 tonnes of copper sales which were subject to a finalisation adjustment. The finalisation adjustment and provisional pricing impact as at 30 June 2007 will increase earnings(d) by US$108 million for the financial year. For the year ended 30 June 2007 the Group had 346,610 tonnes of copper sales that were provisionally priced at a weighted average price of US$7,152 per tonne. The final price of these sales will be determined in the 2008 financial year.

Silver - Record silver production at Escondida reduced the effect of the rehabilitation of ground support at Cannington (Australia). Production has recovered following the successful completion of the rehabilitation project in the March 2007 quarter.

Lead - Improved performance following the completion of the Cannington rehabilitation project was offset by declining grade.

Zinc - Production was higher than all comparative periods due to improved grade and increased proportion of zinc contained ore processed at Antamina (Peru).

Uranium - Variability of ore sources, lower grade, and ongoing maintenance activities at Olympic Dam impacted output for the year ended June 2007. Third party products were purchased from the spot market to meet contractual requirements. This will decrease earnings(d) by US$81 million for the financial year.

The higher production in the current period compared to the June 2006 and March 2007 quarters reflects increased grade and recoveries.

	JUNE	JUNE	JUNE YTD 07	JUN Q07	JUN Q07
	2007	2007	vs	vs	vs
DIAMONDS & SPECIALTY PRODUCTS	YTD	QTR	JUNE YTD 06	JUN Q06	MAR Q07
Diamonds ('000 carats)	3,224	911	26%	56%	2%

Diamonds - Production increased versus the year and quarter ended June 2006 due to processing of higher grade ore containing lower value diamonds.

	JUNE	JUNE	JUNE YTD 07	JUN Q07	JUN Q07
	2007	2007	vs	vs	vs
STAINLESS STEEL MATERIALS	YTD	QTR	JUNE YTD 06	JUN Q06	MAR Q07
Nickel ('000 tonnes)	186.3	47.7	7%	15%	4%

Nickel - Record annual production was driven by strong performances at all operations. All operations achieved near record production and sales.

	JUNE	JUNE	JUNE YTD 07	JUN Q07	JUN Q07
	2007	2007	vs	vs	vs
IRON ORE	YTD	QTR	JUNE YTD 06	JUN Q06	MAR Q07
Iron ore ('000 tonnes) (e)	98,197	25,746	8%	6%	13%

Iron Ore - Records were set for annual production and sales volumes reflecting increased output from the expanded Western Australia Iron Ore operations.

Production was higher than the March 2007 quarter due to resumption of normal production levels following cyclone activities at Western Australia Iron Ore and planned maintenance at Samarco (Brazil) in the previous quarter.

	JUNE	JUNE	JUNE YTD 07	JUN Q07	JUN Q07
	2007	2007	vs	vs	vs
MANGANESE	YTD	QTR	JUNE YTD 06	JUN Q06	MAR Q07
Manganese Ore ('000 tonnes)	6,009	1,519	14%	9%	5%
Manganese Alloy ('000 tonnes)	662	164	17%	7%	-7%

Manganese Ore - Higher production compared to all prior periods was driven by stronger customer demand.

Manganese Alloy - Production was higher than the year and quarter ended June 2006 due to optimisation of the product mix and improved facility availability and utilisation.

The current quarter's output was impacted by planned furnace maintenance at TEMCO (Australia).

	JUNE	JUNE	JUNE YTD 07	JUN Q07	JUN Q07
	2007	2007	vs	vs	vs
METALLURGICAL COAL	YTD	QTR	JUNE YTD 06	JUN Q06	MAR Q07
Metallurgical Coal ('000 tonnes)	38,429	11,132	8%	21%	23%

Metallurgical Coal - Strong annual and quarterly performance across the Queensland Coal portfolio followed a light plant shutdown schedule. Records were achieved at Goonyella and Saraji. The ramp up of Poitrel continued (all Australia).

Our Hay Point Coal terminal (Australia) attained record annual and quarterly throughput, partially mitigating the impact of port constraints at third party facilities. These constraints at third party facilities are expected to continue in the near term.

	JUNE	JUNE	JUNE YTD 07	JUN Q07	JUN Q07
	2007	2007	vs	vs	vs
ENERGY COAL	YTD	QTR	JUNE YTD 06	JUN Q06	MAR Q07
Energy Coal ('000 tonnes)	87,025	22,283	1%	2%	6%

Energy Coal - Production was in line with the year ended June 2006. Increased output from improvement initiatives was offset by extreme weather conditions at Hunter Valley Coal.

Production for the June 2007 quarter was higher than the March 2007 quarter due to the impact of a planned longwall move at San Juan (USA) in the previous quarter.

Third party infrastructure constraints on the east coast of Australia will continue to impact Hunter Valley Coal's export sales.

Production in South Africa will be lower in 2008 financial year due to the divestment of Koornfontein and potential divestment of Optimum and reduced output from the Douglas underground mine as it approaches shut down in the middle of the 2008 calendar year.

(a) Excluding Green Canyon 18 and 60 fields (sold effective from 16 January 2006), Moranbah Coal Bed Methane (sold September 2006 quarter) and Typhoon / Boris (sold December 2006 quarter).

(b) Excluding Valesul which was sold effective from 1 July 2006.

(c) Excluding Tintaya which was sold effective from 1 June 2006.

(d) Earnings before interest and tax.

(e) Excluding Goldsworthy operations which were suspended mid calendar year 2006.

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS
		QUARTER ENDED			YEAR ENDED		% CHANGE
							JUNE YTD 07	JUN Q07	JUN Q07
		JUNE	MAR	JUNE	JUNE	JUNE	vs	vs	vs
		2006	2007	2007	2007	2006	JUNE YTD 06	JUN Q06	MAR Q07
PETROLEUM
Crude oil & condensate (a)	('000 bbl)	11,551	10,671	11,443	45,167	45,390	0%	-1%	7%
Natural gas (b)	(bcf)	96.73	86.67	95.23	355.69	352.84	1%	-2%	10%
Natural gas liquid	('000 bbl)	3,063	2,626	3,018	11,556	11,428	1%	-1%	15%
Total Petroleum Products (b)	(million boe)	30.74	27.68	30.47	116.00	115.62	0%	-1%	10%

ALUMINIUM
Alumina	('000 tonnes)	1,072	1,085	1,144	4,460	4,187	7%	7%	5%
Aluminium (c)	('000 tonnes)	333	331	334	1,340	1,319	2%	0%	1%

BASE METALS
Copper (d)	('000 tonnes)	292.6	357.6	342.1	1,250.1	1,168.5	7%	17%	-4%
Lead	(tonnes)	55,507	62,974	62,409	210,814	266,321	-21%	12%	-1%
Zinc	(tonnes)	27,564	35,760	39,148	118,695	109,058	9%	42%	9%
Gold (d)	(ounces)	51,203	43,904	52,443	176,071	187,384	-6%	2%	19%
Silver (d)	('000 ounces)	9,474	11,025	11,625	36,565	45,884	-20%	23%	5%
Uranium oxide concentrate	(tonnes)	865	883	988	3,486	3,936	-11%	14%	12%
Molybdenum	(tonnes)	538	288	493	2,268	2,515	-10%	-8%	71%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	583	889	911	3,224	2,561	26%	56%	2%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	41.6	45.8	47.7	186.3	174.9	7%	15%	4%

IRON ORE
Iron ore (e)	('000 tonnes)	24,307	22,884	25,746	98,197	90,831	8%	6%	13%

MANGANESE
Manganese ore	('000 tonnes)	1,389	1,452	1,519	6,009	5,280	14%	9%	5%
Manganese alloy	('000 tonnes)	153	176	164	662	568	17%	7%	-7%

METALLURGICAL COAL
Metallurgical coal	('000 tonnes)	9,224	9,084	11,132	38,429	35,643	8%	21%	23%

ENERGY COAL
Energy coal	('000 tonnes)	21,787	20,930	22,283	87,025	85,756	1%	2%	6%

(a)	Excluding Green Canyon 18 and 60 fields and Typhoon / Boris. Green Canyon 18 and 60 fields was disposed with effect from 16 January 2006.
The sale of Typhoon / Boris was completed in the December 2006 quarter.
(b)	Excluding Green Canyon 18 and 60 fields, Moranbah Coal Bed Methane and Typhoon/ Boris. The sale of Moranbah Coal Bed Methane was completed in the September 2006 quarter.
(c)	Excluding Valesul which was disposed with effect from 1 July 2006.
(d)	Excluding Tintaya which was disposed with effect from 1 June 2006.
(e)	Excluding Goldsworthy operations which were suspended mid calendar year 2006.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					YEAR ENDED
	BHP Billiton	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	Interest	2006	2006	2006	2007	2007	2007	2006
PETROLEUM
Production
Crude oil & condensate	('000 bbl)	11,551	12,091	10,963	10,671	11,443	55,934	54,992
Natural gas	(bcf)	98.59	91.83	83.09	86.67	95.23	462.31	464.60
NGL (a)	('000 bbl)	3,063	3,132	2,746	2,626	3,018	11,522	11,428
Total Petroleum Products	(million boe)	31.04	30.52	27.52	27.68	30.47	116.19	117.36

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	694	704	776	708	768	2,956	2,763
Suriname	45%	247	253	241	241	243	978	921
Alumar	36%	131	121	136	136	133	526	503
Total		1,072	1,078	1,153	1,085	1,144	4,460	4,187

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	177	177	176	174	177	704	700
Bayside	100%	46	49	50	48	47	194	179
Alumar	46.3%	44	44	45	44	44	177	178
Valesul (b)	45.5%	11	-	-	-	-	-	43
Mozal	47%	66	67	67	65	66	265	262
Total		344	337	338	331	334	1,340	1,362

BASE METALS (c)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	165.2	129.7	160.6	178.1	170.5	638.9	671.0
Antamina	33.8%	29.1	29.0	34.1	24.2	26.4	113.7	124.2
Tintaya (d)	100%	12.9	-	-	-	-	-	64.5
Total		207.2	158.7	194.7	202.3	196.9	752.6	859.7

Cathode ('000 tonnes)
Escondida	57.5%	11.7	17.5	32.7	38.2	37.7	126.1	66.7
Cerro Colorado	100%	30.0	30.0	27.4	28.1	20.3	105.8	94.1
Spence (e)	100%	-	-	4	33.5	37.7	75.5	-
Tintaya (d)	100%	6.1	-	-	-	-	-	34.8
Pinto Valley	100%	2.0	1.9	1.9	1.9	1.9	7.6	8.2
Olympic Dam	100%	54.6	41.6	39.7	53.6	47.6	182.5	204.3
Total		104.4	91.0	106.0	155.3	145.2	497.5	408.1

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	55,507	48,977	36,454	62,974	62,409	210,814	266,321
Total		55,507	48,977	36,454	62,974	62,409	210,814	266,321

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	14,926	10,426	8,806	15,095	11,355	45,682	68,779
Antamina	33.8%	12,638	13,585	10,970	20,665	27,793	73,013	40,279
Total		27,564	24,011	19,776	35,760	39,148	118,695	109,058

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	23,567	17,049	22,365	21,243	23,754	84,411	79,838
Tintaya (d)	100%	4,958	-	-	-	-	-	29,238
Olympic Dam (refined gold)	100%	27,636	24,111	16,199	22,661	28,689	91,660	107,546
Total		56,161	41,160	38,564	43,904	52,443	176,071	216,622

SILVER
Payable metal in concentrate ('000 ounces)
Escondida	57.5%	925	724	880	920	990	3,514	3,379
Antamina	33.8%	808	713	736	749	934	3,132	3,174
Tintaya (d)	100%	119	-	-	-	-	-	592
Cannington	100%	7,503	5,714	4,805	9,160	9,426	29,105	38,447
Olympic Dam (refined silver)	100%	238	198	145	196	275	814	884
Total		9,593	7,349	6,566	11,025	11,625	36,565	46,476

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	865	793	822	883	988	3,486	3,936
Total		865	793	822	883	988	3,486	3,936

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	538	719	768	288	493	2,268	2,515
Total		538	719	768	288	493	2,268	2,515

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	583	487	937	889	911	3,224	2,561

FERTILISER
Production ('000 tonnes)
Southern Cross Fertiliser Operations (f)	100%	141.3	84.3	-	-	-	84.3	861.3

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	12.8	12.7	12.8	12.8	12.7	51.0	51.5
Yabulu	100%	4.3	7.3	7.5	8.0	9.3	32.1	23.3
Nickel West	100%	24.5	24.5	28.0	25.0	25.7	103.2	100.1
Total		41.6	44.5	48.3	45.8	47.7	186.3	174.9

Refer footnotes on page 4.

IRON ORE
IRON ORE (g)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	6,490	7,394	7,536	6,711	7,665	29,306	24,774
Goldsworthy Joint Venture	85%	1,808	806	84	142	195	1,227	6,241
Area C Joint Venture	85%	5,401	4,821	5,334	4,853	5,078	20,086	17,988
Yandi Joint Venture	85%	8,854	8,504	9,106	8,277	9,661	35,548	34,196
Jimblebar	85%	1,607	1,490	1,449	1,177	1,341	5,457	6,370
Samarco	50%	1,955	1,988	1,945	1,866	2,001	7,800	7,503
Total		26,115	25,003	25,454	23,026	25,941	99,424	97,072

MANGANESE
MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (h)	60%	673	644	663	632	631	2,570	2,300
Australia (h)	60%	716	865	866	820	888	3,439	2,980
Total		1,389	1,509	1,529	1,452	1,519	6,009	5,280

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (h)	60%	109	91	105	112	115	423	350
Australia (h)	60%	44	60	66	64	49	239	218
Total		153	151	171	176	164	662	568

METALLURGICAL COAL
METALLURGICAL COAL (i)
Production ('000 tonnes)
BMA	50%	6,474	6,657	6,106	6,478	7,442	26,683	25,580
BHP Mitsui Coal (j)	80%	850	873	873	1,067	2,047	4,860	3,049
Illawarra	100%	1,900	1,717	1,987	1,539	1,643	6,886	7,014
Total		9,224	9,247	8,966	9,084	11,132	38,429	35,643

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	12,854	13,151	13,032	12,863	12,596	51,642	51,948
USA	100%	3,891	3,467	3,871	3,106	4,636	15,080	15,346
Australia	100%	2,636	2,766	2,790	2,731	2,610	10,897	9,146
Colombia	33%	2,406	2,398	2,337	2,230	2,441	9,406	9,316
Total		21,787	21,782	22,030	20,930	22,283	87,025	85,756

(a)	LPG and Ethane are now reported as Natural Gas Liquid (NGL), consistent with petroleum industry practice. Product-specific conversions
	will be made and NGL will be reported in barrels of oil equivalent (boe).
(b)	BHP Billiton completed the sale of Valesul on 1 July 2006.
(c)	Metal production is reported on the basis of payable metal.
(d)	BHP Billiton sold Tintaya effective from 1 June 2006.
(e)	Spence operations were commissioned during the December 2006 quarter.
(f)	BHP Billiton completed the sale of Southern Cross Fertiliser operations on 1 August 2006.
(g)	Iron ore production is reported on a wet tonnes basis.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(j)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2006	2006	2006	2007	2007	2007	2006
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	3,964	3,847	3,311	3,144	3,929	14,231	14,682
Minerva	20	23	21	24	19	87	98
North West Shelf - condensate	1,091	1,350	1,410	1,365	1,207	5,332	5,129
North West Shelf - Wanaea/Cossack	1,111	1,634	1,325	1,167	1,308	5,434	3,990
Griffin	296	323	312	174	221	1,030	1,280
Pakistan	60	61	62	65	60	248	222
Typhoon/Boris (a)	-	-	-	-	-	-	329
Mad Dog	698	528	549	613	925	2,615	2,291
Other Americas (b)	68	78	81	62	59	280	420
Angostura	1,191	1,174	618	899	974	3,665	4,287
Liverpool Bay	1,199	931	1,280	874	847	3,932	4,798
Bruce/Keith	182	178	202	179	165	724	901
Ohanet	426	357	472	425	369	1,623	1,651
ROD	1,245	1,607	1,320	1,680	1,360	5,967	5,795
Total	11,551	12,091	10,963	10,671	11,443	55,934	54,992

NATURAL GAS (billion cubic feet)
Bass Strait	34.43	33.54	20.53	22.73	37.70	114.50	109.74
Minerva	6.36	7.73	6.90	8.06	6.46	29.15	30.58
North West Shelf - Domestic	4.63	3.54	3.89	4.86	4.54	16.83	15.96
North West Shelf - LNG	22.70	21.68	23.59	22.24	21.15	88.66	88.20
Griffin	0.19	0.49	0.45	0.19	0.25	1.38	1.28
Moranbah Coal Bed Methane (c)	1.86	1.12	-	-	-	1.12	6.99
Illawarra Coal Bed Methane	1.35	1.50	0.95	1.58	1.76	5.79	5.57
Pakistan	9.02	9.14	9.34	10.11	8.80	37.39	33.26
Typhoon/Boris (a)	-	-	-	-	-	-	0.47
Mad Dog	0.25	0.17	0.16	0.14	0.22	0.69	0.56
Other Americas (b)	2.34	2.55	2.27	1.58	1.64	8.04	7.01
Bruce/Keith	5.40	4.21	5.42	5.05	3.88	18.56	24.01
Liverpool Bay	10.06	6.16	9.59	10.13	8.83	34.71	36.81
Total	98.59	91.83	83.09	86.67	95.23	462.31	464.60

NGL ('000 barrels) (d)
Bass Strait	2,254	2,224	1,726	1,643	2,163	7,756	7,740
North West Shelf	349	444	441	435	369	1,689	1,684
Bruce/Keith	59	145	143	151	124	563	488
Ohanet	401	319	436	397	362	1,514	1,516
Total	3,063	3,132	2,746	2,626	3,018	11,522	11,428

TOTAL PETROLEUM PRODUCTS	31.04	30.52	27.52	27.68	30.47	116.19	117.36
(million barrels of oil equivalent) (e)

(a)	BHP Billiton sold its interests in Typhoon / Boris, including the Little Burn field with effect from 1 July 2006. The sale was completed on 6 October 2006.
(b)	BHP Billiton sold its interests in the Green Canyon 18 and 60 fields with effect from 16 January 2006.
(c)	BHP Billiton completed the sale of its interest in Moranbah Coal Bed Methane in September 2006 quarter.
(d)	LPG and Ethane are now reported as Natural Gas Liquid (NGL), consistent with petroleum industry practice. Product-specific conversions will be made and NGL will be reported in barrels of oil equivalent (boe).
(e)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2006	2006	2006	2007	2007	2007	2006
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	694	704	776	708	768	2,956	2,763
Paranam, Suriname	247	253	241	241	243	978	921
Alumar, Brazil	131	121	136	136	133	526	503
Total	1,072	1,078	1,153	1,085	1,144	4,460	4,187

Sales
Worsley, Australia	672	666	820	659	794	2,939	2,675
Paranam, Suriname	244	236	243	225	253	957	909
Alumar, Brazil	147	108	137	120	164	529	505
Total (a)	1,063	1,010	1,200	1,004	1,211	4,425	4,089

ALUMINIUM
Production
Hillside, South Africa	177	177	176	174	177	704	700
Bayside, South Africa	46	49	50	48	47	194	179
Alumar, Brazil	44	44	45	44	44	177	178
Valesul, Brazil (b)	11	-	-	-	-	-	43
Mozal, Mozambique	66	67	67	65	66	265	262
Total	344	337	338	331	334	1,340	1,362

Sales
Hillside, South Africa	186	170	173	162	188	693	691
Bayside, South Africa	48	44	47	46	57	194	165
Alumar, Brazil	44	44	42	38	47	171	178
Valesul, Brazil (b)	11	-	-	-	-	-	44
Mozal, Mozambique	68	60	66	64	70	260	259
Total	357	318	328	310	362	1,318	1,337
Tolling Agreement (a)	38	24	20	33	32	109	105
	395	342	348	343	394	1,427	1,442

(a)	Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages are allocated to equity sales.
(b)	BHP Billiton completed the sale of Valesul with effect 1 July 2006.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					YEAR ENDED
		JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
		2006	2006	2006	2007	2007	2007	2006
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	94,429	59,601	93,770	85,654	88,409	327,434	368,284
Sulphide ore milled (100%)	('000 tonnes)	21,473	18,257	22,585	23,450	23,064	87,356	87,732
Average copper grade	(%)	1.63%	1.55%	1.55%	1.62%	1.58%	1.58%	1.61%
Production ex Mill (100%)	('000 tonnes)	295.9	234.0	289.4	319.1	306.0	1,148.5	1,207.1

Production
Payable copper	('000 tonnes)	165.2	129.7	160.6	178.1	170.5	638.9	671.0
Payable gold concentrate	(fine ounces)	23,567	17,049	22,365	21,243	23,754	84,411	79,838
Copper cathode (EW)	('000 tonnes)	11.7	17.5	32.7	38.2	37.7	126.1	66.7
Payable silver concentrate	('000 ounces)	925	724	880	920	990	3,514	3,379

Sales
Payable copper	('000 tonnes)	158.6	133.8	167.9	149.4	199.0	650.1	673.1
Payable gold concentrate	(fine ounces)	22,627	17,778	23,089	17,966	27,623	86,456	80,225
Copper cathode (EW)	('000 tonnes)	11.5	14.2	27.3	36.0	43.0	120.5	66.9
Payable silver concentrate	('000 ounces)	891	752	909	785	1,153	3,599	3,388

Tintaya, Peru (a)
Material mined	('000 tonnes)	11,539	-	-	-	-	-	61,834
Sulphide Ore milled	('000 tonnes)	1,123	-	-	-	-	-	5,926
Average copper grade	(%)	1.33%	-	-	-	-	-	1.29%

Production
Payable copper	('000 tonnes)	12.9	-	-	-	-	-	64.5
Payable gold concentrate	(fine ounces)	4,958	-	-	-	-	-	29,238
Copper cathode (EW)	('000 tonnes)	6.1	-	-	-	-	-	34.8
Payable silver concentrate	('000 ounces)	119	-	-	-	-	-	592

Sales
Payable copper	('000 tonnes)	12.0	-	-	-	-	-	63.5
Payable gold concentrate	(fine ounces)	5,079	-	-	-	-	-	28,254
Copper cathode (EW)	('000 tonnes)	7.1	-	-	-	-	-	35.5
Payable silver concentrate	('000 ounces)	109	-	-	-	-	-	604

(a)	BHP Billiton sold Tintaya with effect from 1 June 2006.

Cerro Colorado, Chile
Material mined	('000 tonnes)	18,258	16,334	18,858	15,429	13,984	64,605	69,987
Ore milled	('000 tonnes)	4,490	4,508	4,578	4,398	4,365	17,849	16,448
Average copper grade	(%)	0.83%	0.80%	0.81%	0.90%	0.79%	0.82%	0.87%

Production
Copper cathode (EW)	('000 tonnes)	30.0	30.0	27.4	28.1	20.3	105.8	94.1

Sales
Copper cathode (EW)	('000 tonnes)	34.5	27.9	28.3	27.9	24.1	108.2	93.6

Spence, Chile (a)
Material mined	('000 tonnes)	-	-	20,329	19,684	20,275	60,288	-
Ore milled	('000 tonnes)	-	-	3,510	4,282	3,718	11,510	-
Average copper grade	(%)	-	-	1.76%	2.00%	1.80%	1.86%	-

Production
Copper cathode (EW)	('000 tonnes)	-	-	4.3	33.5	37.7	75.5	-

Sales
Copper cathode (EW)	('000 tonnes)	-	-	1.3	28.0	40.4	69.7	-

(a)	Spence operations were commissioned during the December 2006 quarter.

Antamina, Peru
Material mined (100%)	('000 tonnes)	29,740	29,917	28,317	24,428	29,034	111,696	124,159
Sulphide ore milled (100%)	('000 tonnes)	7,196	7,581	7,930	7,841	8,033	31,385	30,461
Average head grades
- Copper	(%)	1.45%	1.22%	1.41%	1.10%	1.17%	1.24%	1.40%
- Zinc	(%)	0.88%	0.87%	0.65%	1.25%	1.46%	1.07%	0.75%

Production
Payable copper	('000 tonnes)	29.1	29.0	34.1	24.2	26.4	113.7	124.2
Payable zinc	(tonnes)	12,638	13,585	10,970	20,665	27,793	73,013	40,279
Payable silver	('000 ounces)	808	713	736	749	934	3,132	3,174
Payable molybdenum	(tonnes)	538	719	768	288	493	2,268	2,515

Sales
Payable copper	('000 tonnes)	25.6	33.9	35.3	25.0	20.7	114.9	122.3
Payable zinc	(tonnes)	7,638	14,224	13,853	15,479	31,914	75,470	38,369
Payable silver	('000 ounces)	505	713	623	707	645	2,688	2,737
Payable molybdenum	(tonnes)	627	719	808	591	480	2,598	2,613

Cannington, Australia
Material mined	('000 tonnes)	496	428	506	732	717	2,383	3,092
Ore milled	('000 tonnes)	589	478	478	704	688	2,348	3,020
Average head grades
- Silver	(g/t)	462	423	360	477	493	304	345
- Lead	(%)	10.9%	11.6%	8.8%	10.5%	10.3%	10.3%	10.3%
- Zinc	(%)	4.1%	3.6%	3.1%	3.6%	3.0%	3.3%	3.7%

Production
Payable silver	('000 ounces)	7,503	5,714	4,805	9,160	9,426	29,105	38,447
Payable lead	(tonnes)	55,507	48,977	36,454	62,974	62,409	210,814	266,321
Payable zinc	(tonnes)	14,926	10,426	8,806	15,095	11,355	45,682	68,779

Sales
Payable silver	('000 ounces)	8,516	5,010	6,637	8,331	10,352	30,330	38,627
Payable lead	(tonnes)	62,787	39,694	51,521	56,726	66,411	214,352	265,315
Payable zinc	(tonnes)	20,121	6,346	12,315	11,585	14,888	45,134	65,119

Olympic Dam, Australia
Material mined (a)	('000 tonnes)	2,002	2,178	2,030	2,103	2,255	8,566	8,219
Ore milled	('000 tonnes)	2,517	2,043	2,182	2,117	2,272	8,614	9,635
Average copper grade	(%)	2.10%	2.10%	2.21%	1.96%	1.93%	2.06%	2.19%
Average uranium grade	kg/t	0.55	0.57	0.58	0.59	0.58	0.58	0.61

Production
Copper cathode (ER)	('000 tonnes)	50.5	38.4	35.4	50.2	44.1	168.1	186.4
Copper cathode (EW)	('000 tonnes)	4.1	3.2	4.3	3.4	3.5	14.4	17.9
Uranium oxide concentrate	(tonnes)	865	793	822	883	988	3,486	3,936
Refined gold	(fine ounces)	27,636	24,111	16,199	22,661	28,689	91,660	107,546
Refined silver	('000 ounces)	238	198	145	196	275	814	884

Sales
Copper cathode (ER)	('000 tonnes)	49.0	41.6	33.7	51.6	45.2	172.1	185.5
Copper cathode (EW)	('000 tonnes)	4.1	3.5	2.7	4.6	4.4	15.2	19.3
Uranium oxide concentrate	(tonnes)	1,183	620	1,009	1,043	646	3,318	4,341
Refined gold	(fine ounces)	27,375	23,233	18,404	22,983	27,589	92,209	102,236
Refined silver	('000 ounces)	320	188	157	183	294	822	896

(a)	Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	('000 tonnes)	2.0	1.9	1.9	1.9	1.9	7.6	8.2

Sales
Copper cathode (EW)	('000 tonnes)	2.2	1.6	1.6	1.5	2.5	7.2	8.6

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					YEAR ENDED
		JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
		2006	2006	2006	2007	2007	2007	2006
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	1,181	1,199	1,100	1,046	1,194	4,539	4,296

Production	('000 carats)	583	487	937	889	911	3,224	2,561

FERTILISER
Southern Cross Fertiliser Operations, Australia (a)
Production (b)	('000 tonnes)	141.3	84.3	-	-	-	84.3	861.3

Sales (b)	('000 tonnes)	304.4	41.6	-	-	-	41.6	901.5

(a)	BHP Billiton completed the sale of Southern Cross Fertiliser operations on 1 August 2006.
(b)	Includes diammonium phosphate and monoammonium phosphate.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2006	2006	2006	2007	2007	2007	2006
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	12.8	12.7	12.8	12.8	12.7	51.0	51.5

Sales	13.6	11.7	14.4	12.4	12.5	51.0	51.3

Yabulu, Australia
Production
Nickel metal	4.3	7.3	7.5	8.0	9.3	32.1	23.3
Cobalt	0.2	0.3	0.5	0.4	0.5	1.7	1.0

Sales
Nickel metal	4.9	6.0	7.2	7.1	9.6	29.9	24.7
Cobalt	0.3	0.4	0.4	0.4	0.5	1.7	1.4

Nickel West, Australia
Production
Nickel contained in finished matte	9.6	11.1	12.4	12.9	13.2	49.6	38.4
Nickel metal	14.9	13.4	15.6	12.1	12.5	53.6	61.7
Nickel production (a)	24.5	24.5	28.0	25.0	25.7	103.2	100.1

Sales
Nickel contained in finished matte	7.9	9.3	13.5	9.9	15.1	47.8	38.6
Nickel metal (b)	15.8	12.9	14.3	14.2	11.5	52.9	62.3
Nickel sales (a)	23.7	22.2	27.8	24.1	26.6	100.7	100.9

(a)	In addition to the production and sales reported above, Nickel West also produced and sold 0.9 kt nickel in concentrate during the year ended June 2007 (1.2 kt in June 2006).

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2006	2006	2006	2007	2007	2007	2006
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	6,490	7,394	7,536	6,711	7,665	29,306	24,774
Goldsworthy Joint Venture	1,808	806	84	142	195	1,227	6,241
Area C Joint Venture	5,401	4,821	5,334	4,853	5,078	20,086	17,988
Yandi Joint Venture	8,854	8,504	9,106	8,277	9,661	35,548	34,196
Jimblebar	1,607	1,490	1,449	1,177	1,341	5,457	6,370
Total (BHP Billiton share)	24,160	23,015	23,509	21,160	23,940	91,624	89,569
Total production (100%)	28,423	27,076	27,658	24,896	28,165	107,795	105,375

Sales
Lump	6,092	6,429	5,856	5,193	5,753	23,231	23,842
Fines	18,481	16,222	18,499	15,454	17,458	67,633	66,222
Total (BHP Billiton share)	24,573	22,651	24,355	20,647	23,211	90,864	90,064
Total sales (100%)	28,909	26,648	28,653	24,290	27,307	106,898	105,667

(a)	Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	1,955	1,988	1,945	1,866	2,001	7,800	7,503

Shipments	2,022	1,872	2,357	1,684	2,159	8,072	7,609

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2006	2006	2006	2007	2007	2007	2006
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

MANGANESE ORE
South Africa
Saleable production (a)	673	644	663	632	631	2,570	2,300

Australia
Saleable production (a)	716	865	866	820	888	3,439	2,980

MANGANESE ALLOY
South Africa
Saleable production (a)	109	91	105	112	115	423	350

Australia
Saleable production (a)	44	60	66	64	49	239	218

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2006	2006	2006	2007	2007	2007	2006
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,449	1,536	1,388	1,484	1,730	6,138	6,018
Goonyella	1,986	1,892	1,296	1,896	2,268	7,352	7,267
Peak Downs	858	1,202	1,161	1,076	1,045	4,484	4,389
Saraji	794	682	893	883	939	3,397	2,634
Norwich Park	675	631	677	745	797	2,850	2,662
Gregory Joint Venture	712	714	691	394	663	2,462	2,610
BMA total	6,474	6,657	6,106	6,478	7,442	26,683	25,580

BHP Mitsui Coal (b)
South Walker Creek	850	873	782	785	982	3,422	3,049
Poitrel (c)	-	-	91	282	1,065	1,438	-
BHP Mitsui Coal total	850	873	873	1,067	2,047	4,860	3,049
Queensland total	7,324	7,530	6,979	7,545	9,489	31,543	28,629

Shipments
Coking coal	5,798	5,190	5,040	5,368	5,684	21,282	20,686
Weak coking coal	1,444	1,600	1,749	1,710	1,804	6,863	5,359
Thermal coal	581	344	502	419	854	2,119	2,045
Total	7,823	7,134	7,291	7,497	8,343	30,265	28,090

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(c)	Poitrel was commissioned during the December 2006 quarter.

Illawarra, Australia
Production	1,900	1,717	1,987	1,539	1,643	6,886	7,014

Shipments
Coking coal	1,292	1,366	1,583	1,624	1,724	6,297	5,447
Thermal coal	136	188	280	175	288	931	935
Total	1,428	1,554	1,863	1,799	2,012	7,228	6,382

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MAR	JUNE	JUNE	JUNE
	2006	2006	2006	2007	2007	2007	2006
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

South Africa
Production	12,854	13,151	13,032	12,863	12,596	51,642	51,948

Sales
Export	4,271	5,168	5,211	5,068	5,218	20,665	21,638
Local utility	7,365	7,552	7,413	7,874	7,416	30,255	29,956
Inland	253	255	227	259	310	1,051	1,033
Total	11,889	12,975	12,851	13,201	12,944	51,971	52,627

New Mexico, USA
Production
Navajo Coal	1,471	1,778	2,104	1,971	2,321	8,174	8,266
San Juan Coal	2,420	1,689	1,767	1,135	2,315	6,906	7,080
Total	3,891	3,467	3,871	3,106	4,636	15,080	15,346

Sales - local utility	3,556	3,822	3,616	3,400	3,185	14,023	14,506

Hunter Valley, Australia
Production	2,636	2,766	2,790	2,731	2,610	10,897	9,146

Sales
Export	1,048	1,245	1,858	1,479	1,934	6,516	5,197
Inland	1,475	1,031	1,005	1,168	909	4,113	3,894
Total	2,523	2,276	2,863	2,647	2,843	10,629	9,091

Cerrejon Coal, Colombia
Production	2,406	2,398	2,337	2,230	2,441	9,406	9,316

Sales - export	2,387	2,336	2,323	2,446	2,401	9,506	8,760

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United Kingdom
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United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 July 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary